PARKERVISION REPORTS FOURTH QUARTER AND FULL YEAR 2014 RESULTS

Management to Host Conference Call and Webcast Today at 4:30 p.m. ET

JACKSONVILLE, Fla., March 16, 2015  – ParkerVision, Inc. (NASDAQ:PRKR), a developer and marketer of semiconductor technology solutions for wireless applications, today announced results for the three-months and full-year ended December 31, 2014.

Fourth Quarter and 2014 Business Highlights and Recent Developments

•	Entered into a $7 million litigation funding agreement with 1624 PV LLC for the contingency-based funding of future patent infringement litigation actions

•	Received $1.3 million in proceeds from the sale of three warrants to 1624 PV LLC

o	Each warrant is for the purchase of up to 1,884,058 shares of common stock (5,652,174 total shares) at exercise prices of $1.50, $2.50 and $3.50, respectively.

•	Received rulings from the Patent Trial and Appeal Board (“PTAB”) on Inter Partes review (“IPR”) petitions filed against claims on four of the Company’s patents

o	PTAB denied institution of trial for patent #7,496,342

o	PTAB instituted trial for certain claims of patents #6,266,518, #6,061,551 and #6,370,371; however PTAB denied institution of trial for claim 27 of patent #6,266,518

o	PTAB has ruled in favor of the Company’s motion for additional discovery to determine the relationship between petitioners and Qualcomm Incorporated (“Qualcomm”)

•	Received court schedule for patent infringement litigation against Qualcomm, HTC and Samsung

o	Markman hearing scheduled for August 2015

o	Trial scheduled to begin in August 2016

•	Worldwide patent portfolio grew in 2014 by 11% to a total of 267 issued patents.

o	As of December 31, 2014, ParkerVision had 179 U.S. and 88 foreign patents related to RF technologies, and approximately 45 U.S. and foreign patent applications pending.

Jeffrey Parker, Chairman and Chief Executive Officer, commented, “2014 marked a year where we had to adjust for unexpected circumstances.   We believe these circumstances caused us to reassess the bigger picture, but in no way detracted from our goals of securing rightful compensation from those who have used our protected innovations without authorization. We are fortunate to have deeply experienced professionals in the areas of patent prosecution, enforcement, licensing, and funding who continually assess our prospects and remain committed partners working with us to achieve our goals. The value inherent in the continued and rapidly expanding use of our technologies across a wide range of applications and products will empower a broad-scale program that we believe will ultimately lead to successful business relationships built upon licensing and product development ventures.”

Fourth Quarter and Full-Year 2014 Financial Results

•	Net loss in the fourth quarter of 2014 was $5.5 million, or $0.06 per common share, as compared with a net loss of $7.9 million, or $0.08 per common share, for the fourth quarter of 2013.

•

Net loss for the year ended December 31, 2014 was $23.6 million, or $0.24 per common share, as compared with a net loss of $27.9 million, or $0.31 per common share, for the year ended December 31, 2013.

•	The decrease in net loss on both a quarter to quarter and year to year basis is the result of decreased litigation fees and expenses and decreased share-based compensation expense.

•	Cash used for operations in 2014 was approximately $18.5 million as compared with $18.9 million in 2013.

•	During 2014, the Company generated $11.9 million in cash from the sale of equity securities, as well as approximately $1.7 million in cash from the exercise of warrants and options.

•	Cash and available for sale securities as of December 31, 2014 was $11.2 million.

Conference Call

The Company will host a conference call and webcast on March 16, 2015 at 4:30 p.m. Eastern to review its fourth quarter and full-year 2014 financial results. The conference call will be accessible by telephone at 1-877-561-2750, at least five minutes before the scheduled start time.  International callers should dial 763-416-8565. The conference call may also be accessed by means of a live webcast on our website at http://ir.parkervision.com/events.cfm. The conference webcast will also be archived and available for replay on our website at www.parkervision.com for a period of 90 days.

About ParkerVision

ParkerVision, Inc. designs, develops and markets its proprietary radio-frequency (RF) technologies that enable advanced wireless solutions for current and next generation communications networks. Protected by a highly-regarded, worldwide patent portfolio, the Company’s solutions for wireless transfer of RF waveforms address the needs of a broad range of wirelessly connected devices for high levels of RF performance coupled with best-in-class power consumption. For more information please visit www.parkervision.com.  (PRKR-I)

Safe Harbor Statement

This press release contains forward-looking information.  Readers are cautioned not to place undue reliance on any such forward-looking statements, each of which speaks only as of the date made.  Such statements are subject to certain risks and uncertainties which are disclosed in the Company’s SEC reports, including the Form 10K for the year ended December 31, 2014. These risks and uncertainties could cause actual results to differ materially from those currently anticipated or projected.

Contact:
Cindy Poehlman		Don Markley or
Chief Financial Officer	or	Glenn Garmont
ParkerVision, Inc		The Piacente Group
904-732-6100, cpoehlman@parkervision.com		212-481-2050, parkervision@tpg-ir.com

(TABLES FOLLOW)

ParkerVision, Inc.

Summary of Results of Operations (unaudited)

	Three Months Ended		Year Ended
(in thousands, except per share amounts)	December 31,		December 31,
	2014	2013	2014	2013
Revenue	$0	$0	$0	$0
Cost of sales	0	0	0	0
Gross margin	0	0	0	0

Research and development expenses	2,048	2,953	8,498	10,406
Marketing and selling expenses	694	496	2,867	1,755
General and administrative expenses	2,824	4,432	12,302	15,788
Total operating expenses	5,566	7,881	23,667	27,949

Interest and other income and interest expense	19	22	98	77

Net loss	$(5,547)	$(7,859)	$(23,569)	$(27,872)

Basic and diluted net loss per common share	$(0.06)	$(0.08)	$(0.24)	$(0.31)

Weighted average shares outstanding	97,139	92,999	96,226	88,968

Balance Sheet Highlights

	December 31,	December 31,
	2014	2013
Cash and available for sale securities	$11,204	$17,180
Prepaid and other assets	813	555
Inventories, net	66	-
Property and equipment, net	633	307
Intangible assets, net	8,003	8,552
Total assets	20,719	26,594

Current liabilities	1,965	2,526
Long-term liabilities	138	22
Shareholders’ equity	18,616	24,046
Total liabilities and shareholders’ equity	$20,719	$26,594

###